Exhibit 99.3

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX TO NON-GAAP NET INCOME FROM CONTINUING OPERATIONS RECONCILIATION (in thousands, except per share data)

FISCAL YEAR 2014	FY 2014 Q4	FY 2014 Q3	FY 2014 Q2	FY 2014 Q1	Fiscal 2014

INCOME FROM CONTINUTING OPERATIONS, net of tax	$8,115	$17,848	$7,974	$4,262	$38,199

Less: Net loss attributable to the non-controlling interest in Covisint Corporation	(1,272)	(1,032)	(1,154)	-	(3,458)

Net income from continuing operations attributable to Compuware Corporation	$9,387	$18,880	$9,128	$4,262	$41,657

Stock comp (ex: rest, NC)	7,419	5,952	12,905	8,574	34,850
Amort of purchased software (ex: rest, NCI)	1,689	1,970	2,389	2,370	8,418
Amor of acquired intangibles (ex: rest, NCI)	1,795	1,789	1,801	1,793	7,178
Restructuring (ex: NCI)	3,771	3,139	219	4,803	11,932
Advisory Fees	2,658	7,305	1,977	1,156	13,096
Income tax effect of adjustments	(6,195)	(7,531)	(7,245)	(6,493)	(27,464)

Total adjustments from continuing operations	11,137	12,624	12,046	12,203	48,010

Non-GAAP net income from continuing operations	$20,524	$31,504	$21,174	$16,465	$89,667

Diluted earnings per share from continuing operations - GAAP	$0.04	$0.09	$0.04	$0.02	$0.19

Non-GAAP diluted earnings per share from continuing operations	$0.09	$0.14	$0.10	$0.07	$0.41

Diluted shares outstanding	222,683	221,561	220,429	219,694	221,180